FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2013 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

• Profit before tax up 65% to HK$95,550m (HK$57,988m in the first half of 2012).

• Attributable profit up 80% to HK$80,511m (HK$44,690m in the first half of 2012).

• Return on average shareholders' equity of 35.5% (24.8% in the first half of 2012).

• Total assets decreased by 1% to HK$5,981bn (HK$6,065bn at the end of 2012).

• Cost efficiency ratio of 27.1% (40.1% for the first half of 2012).

Reported results include a net gain of HK$30,747m on the disposal of our shareholding in Ping An Insurance (Group) Company of China Limited and a gain on the reclassification of Industrial Bank Co., Limited of HK$8,454m before tax (HK$5,914m attributable profit). Excluding these two gains:

• Return on average shareholders' equity of 19.3% for the first half of 2013.

• Cost efficiency ratio of 39.9% for the first half of 2013.

This document is issued by The Hongkong and Shanghai Banking Corporation Limited ('the Bank') and its subsidiaries (together 'the group'). References to 'HSBC', 'the Group' or 'the HSBC Group' within this document mean HSBC Holdings plc together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. The abbreviations 'HK$m' and 'HK$bn' represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Comment by Stuart Gulliver, Chairman

The pace of economic growth in Asia slowed during the first half of 2013, as China recorded a more modest rate of growth and demand for consumer goods and raw materials reduced.  Mainland China's GDP is now expected to grow by 7.4% this year and in 2014. Given its significant economic links to mainland China, forecasts for Hong Kong have also been lowered and GDP is now expected to grow by 2.5% this year. However, we believe that China's reform agenda will provide the basis for more sustainable growth in the medium to long term. Therefore, despite this slowdown in the short term, the long-term economic trends remain intact. The faster-growing markets will continue to account for the majority of global growth in the years to come and trade and capital flows will continue to expand.

Against this backdrop, The Hongkong and Shanghai Banking Corporation Limited continued to perform well as we maintained our focus on deepening and building customer relationships, controlling risk, leveraging our global connectivity and reengineering our business. During the period we completed the sale of our 18% shareholding in Bao Viet Holdings ('Bao Viet') and our insurance businesses in South Korea and Taiwan, and in July we announced plans to wind down our remaining Retail Banking and Wealth Management services in South Korea. Reported profit before tax was HK$95,550m, an increase of 65% over the first half of 2012. This included the net gain on disposal of our shareholding in Ping An Insurance (Group) Company of China, Limited ('Ping An') of HK$30,747m and an accounting gain on reclassification of Industrial Bank Co., Limited ('Industrial Bank') as a financial investment of HK$8,454m.

Customer loans grew by 6% during the period as we continued to support our customers, while deposits declined by 2% and, at the period end, the loans to deposits ratio stood at 65.7%. In competitive markets for both loans and deposits, spreads reduced. Asset quality continued to be strong and loan impairment charges fell. We maintained our focus on improving efficiency, reducing operating expenses by 3% while continuing to invest in growth.

Profits in Commercial Banking ('CMB') were 4% higher than in the first half of 2012, driven by increased revenues as we grew term and trade lending and generated higher fee income from collaboration with Global Banking and Markets. However, asset spreads narrowed due to increased competition. We remained vigilant over asset quality and loan impairment charges remained low. Among several awards, we gained 'Best Cash Management House in Asia' from Euromoney and Asiamoney's 'Best Foreign Commercial Bank in China'.

In Retail Banking and Wealth Management ('RBWM') profits were broadly unchanged, as revenues increased in Hong Kong due to higher deposit and mortgage balances and increased fees from broking and unit trusts, offset in the Rest of Asia-Pacific by the absence of revenues from disposed businesses. We maintained our focus on secured lending at low loan to value ratios. We continued to invest in our distribution channels, including our network in mainland China, and successfully launched mobile banking during the period. We were awarded 'Best Regional Retail Business' and 'Best Foreign Retail Bank in China' by The Asian Banker.

Global Banking and Markets ('GB&M') profits were broadly unchanged. We continued to improve the breadth and balance of our business lines and develop our aim to be the leading international bank. We achieved good results and progress from M&A, Equity Capital Markets and Payments and Cash Management alongside our established leading positions in debt markets. During the half year we won several major industry awards, including Euromoney's 'Best Bank in Hong Kong' and 'Best Debt House in Asia', Asiamoney's 'Best provider of offshore renminbi products and services' and Finance Asia's 'Best Investment Bank in Hong Kong'.

The outlook for Asia's economies is for growth to continue at a reduced pace. With strong capital and liquidity and sound asset quality, we are in good shape to meet any challenges and to grow market share as we continue to invest in our priority growth markets. Our primary focus will remain on supporting our customers through the cycle and helping them to grow their businesses and achieve their personal and corporate ambitions.

Results by Geographic Region
Geographic region	Hong Kong	Rest of Asia- Pacific	Intra-segment elimination	Total

	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income	21,735	20,288	(18)	42,005

Net fee income	14,880	7,938	(78)	22,740

Net trading income	6,125	2,215	18	8,358

Net expense from financial instruments designated at fair value	(1,985)	(14)	-	(1,999)

Gains less losses from financial investments	151	21	-	172

Dividend income	123	4	-	127

Net earned insurance premiums	24,669	3,134	-	27,803

Gain on reclassification of Industrial Bank	-	8,454	-	8,454

Gain on sale of Ping An	-	34,070	-	34,070

Other operating income	6,713	1,494	(2,153)	6,054

Total operating income	72,411	77,604	(2,231)	147,784

Net insurance claims incurred and movement in liabilities to policyholders	(22,826)	(2,437)	-	(25,263)

Net operating income before loan impairment charges and other credit risk provisions	49,585	75,167	(2,231)	122,521

Loan impairment charges and other credit risk provisions	(354)	(1,017)	-	(1,371)

Net operating income	49,231	74,150	(2,231)	121,150

Operating expenses	(18,643)	(16,798)	2,231	(33,210)

Operating profit	30,588	57,352	-	87,940

Share of profit in associates and joint ventures	198	7,412	-	7,610

Profit before tax	30,786	64,764	-	95,550

Share of profit before tax	32.2%	67.8%	-	100.0%

Cost efficiency ratio	37.6%	22.3%	-	27.1%

Net loans and advances to customers	1,415,928	1,065,660	-	2,481,588

			-
Customer accounts	2,507,199	1,272,376	-	3,779,575

Geographic region	Hong Kong	Rest of Asia- Pacific	Intra-segment elimination	Total
	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2012

Net interest income	19,622	21,370	-	40,992

Net fee income	11,953	7,906	-	19,859

Net trading income	5,027	7,117	-	12,144

Net income from financial instruments designated at fair value	645	297	-	942

Gains less losses from financial investments	2,185	195	-	2,380

Dividend income	329	25	-	354

Net earned insurance premiums	23,967	3,064	-	27,031

Other operating income	6,401	3,625	(2,099)	7,927

Total operating income	70,129	43,599	(2,099)	111,629

Net insurance claims incurred and movement in liabilities to policyholders	(23,990)	(2,662)	-	(26,652)

Net operating income before loan impairment charges and other credit risk provisions	46,139	40,937	(2,099)	84,977

Loan impairment charges and other credit risk provisions	(264)	(1,952)	-	(2,216)

Net operating income	45,875	38,985	(2,099)	82,761

Operating expenses	(18,211)	(17,958)	2,099	(34,070)

Operating profit	27,664	21,027	-	48,691

Share of profit in associates and joint ventures	438	8,859	-	9,297

Profit before tax	28,102	29,886	-	57,988

Share of profit before tax	48.5%	51.5%	-	100%

Cost efficiency ratio	39.5%	43.9%	-	40.1%

Net loans and advances to customers	1,233,329	988,292	-	2,221,621

Customer accounts	2,326,870	1,260,031	-	3,586,901

Results by Geographic Global Business
Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income/(expense)	12,139	6,415	4,729	(1,507)	(41)	21,735

Net fee income	7,981	3,840	2,981	78	-	14,880

Net trading income/(expense)	361	709	5,051	(35)	39	6,125

Net income/(expense) from financial instruments designated at fair value	(1,872)	(98)	27	(44)	2	(1,985)

Gains less losses from financial investments	-	-	151	-	-	151

Dividend income	1	-	16	106	-	123

Net earned insurance premiums	22,590	2,081	-	-	(2)	24,669

Other operating income	2,050	210	233	5,245	(1,025)	6,713

Total operating income	43,250	13,157	13,188	3,843	(1,027)	72,411

Net insurance claims incurred and movement in liabilities to policyholders	(20,792)	(2,034)	-	-	-	(22,826)

Net operating income before loan impairment charges and other credit risk provisions	22,458	11,123	13,188	3,843	(1,027)	49,585

Loan impairment (charges)/releases and other credit risk provisions	(580)	176	49	1	-	(354)

Net operating income	21,878	11,299	13,237	3,844	(1,027)	49,231

Operating expenses	(7,604)	(2,902)	(4,929)	(4,235)	1,027	(18,643)

Operating profit	14,274	8,397	8,308	(391)	-	30,588

Share of profit in associates and joint ventures	195	1	2	-	-	198

Profit before tax	14,469	8,398	8,310	(391)	-	30,786

Share of profit before tax	15.1%	8.8%	8.7%	(0.4)%	-	32.2%

Net loans and advances to customers	497,269	552,922	355,014	10,723	-	1,415,928

Customer accounts	1,545,742	681,624	277,731	2,102	-	2,507,199

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2012

Net interest income/(expense)	10,871	5,963	4,298	(1,848)	338	19,622

Net fee income	6,401	3,355	2,113	84	-	11,953

Net trading income/(expense)	466	664	4,286	(51)	(338)	5,027

Net income/(expense) from financial instruments designated at fair value	695	(139)	122	(33)	-	645

Gains less losses from financial investments	(7)	-	32	2,160	-	2,185

Dividend income	1	-	14	314	-	329

Net earned insurance premiums	20,884	3,022	61	-	-	23,967

Other operating income	2,772	269	254	4,111	(1,005)	6,401

Total operating income	42,083	13,134	11,180	4,737	(1,005)	70,129

Net insurance claims incurred and movement in liabilities to policyholders	(21,293)	(2,650)	(47)	-	-	(23,990)

Net operating income before loan impairment charges and other credit risk provisions	20,790	10,484	11,133	4,737	(1,005)	46,139

Loan impairment (charges)/releases and other credit risk provisions	(340)	(13)	89	-	-	(264)

Net operating income	20,450	10,471	11,222	4,737	(1,005)	45,875

Operating expenses	(6,948)	(2,746)	(5,189)	(4,333)	1,005	(18,211)

Operating profit	13,502	7,725	6,033	404	-	27,664

Share of profit in associates and joint ventures	148	48	22	220	-	438

Profit before tax	13,650	7,773	6,055	624	-	28,102

Share of profit before tax	23.5%	13.4%	10.5%	1.1%	-	48.5%

Net loans and advances to customers	452,110	455,246	315,669	10,304	-	1,233,329

Customer accounts	1,433,785	623,470	266,347	3,268	-	2,326,870

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income	6,681	5,242	7,628	40	585	112	20,288

Net fee income/(expense)	2,898	2,209	2,862	33	(64)	-	7,938

Net trading income/(expense)	311	754	4,635	8	(3,381)	(112)	2,215

Net income/(expense) from financial instruments designated at fair value	(32)	1	(2)	-	19	-	(14)

Gains less losses from financial investments	4	2	5	-	10	-	21

Dividend income	2	1	-	-	1	-	4

Net earned insurance premiums	2,509	638	-	1	-	(14)	3,134

Gain on reclassification of Industrial Bank	-	-	-	-	8,454	-	8,454

Gain on sale of Ping An	-	-	-	-	34,070	-	34,070

Other operating income	982	(2)	322	1	440	(249)	1,494

Total operating income	13,355	8,845	15,450	83	40,134	(263)	77,604

Net insurance claims incurred and movement in liabilities to policyholders	(2,004)	(441)	-	(1)	-	9	(2,437)

Net operating income before loan impairment charges and other credit risk provisions	11,351	8,404	15,450	82	40,134	(254)	75,167

Loan impairment (charges)/ releases and other credit risk provisions	(782)	(322)	88	-	(1)	-	(1,017)

Net operating income	10,569	8,082	15,538	82	40,133	(254)	74,150

Operating expenses	(8,262)	(3,829)	(4,653)	(72)	(236)	254	(16,798)

Operating profit	2,307	4,253	10,885	10	39,897	-	57,352

Share of profit in associates and joint ventures	1,001	5,293	1,115	-	3	-	7,412

Profit before tax	3,308	9,546	12,000	10	39,900	-	64,764

Share of profit before tax	3.4%	10.0%	12.6%	-	41.8%	-	67.8%

Net loans and advances to customers	350,774	375,218	335,642	2,591	1,435	-	1,065,660

Customer accounts	489,762	324,829	453,089	3,806	890	-	1,272,376

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2012

Net interest income	6,953	5,365	9,393	92	554	(987)	21,370

Net fee income/(expense)	3,207	2,048	2,616	57	(22)	-	7,906

Net trading income/(expense)	336	762	5,058	7	(34)	988	7,117

Net income/(expense) from financial instruments designated at fair value	316	4	(10)	-	(12)	(1)	297

Gains less losses from financial investments	(7)	6	8	(1)	189	-	195
						-
Dividend income	1	-	-	-	24	-	25

Net earned insurance premiums	2,624	439	-	1	-	-	3,064

Other operating income	1,310	342	256	503	1,482	(268)	3,625

Total operating income	14,740	8,966	17,321	659	2,181	(268)	43,599

Net insurance claims incurred and movement in liabilities to policyholders	(2,274)	(387)	-	(1)	-	-	(2,662)

Net operating income before loan impairment charges and other credit risk provisions	12,466	8,579	17,321	658	2,181	(268)	40,937

Loan impairment (charges)/ releases and other credit risk provisions	(796)	(1,018)	(137)	1	(2)	-	(1,952)

Net operating income	11,670	7,561	17,184	659	2,179	(268)	38,985

Operating expenses	(8,682)	(3,787)	(4,978)	(155)	(624)	268	(17,958)

Operating profit	2,988	3,774	12,206	504	1,555	-	21,027

Share of profit in associates and joint ventures	1,095	5,678	2,080	-	6	-	8,859

Profit before tax	4,083	9,452	14,286	504	1,561	-	29,886

Share of profit before tax	7.0%	16.3%	24.6%	0.9%	2.7%	-	51.5%

Net loans and advances to customers	327,083	319,961	337,092	2,740	1,416	-	988,292

Customer accounts	465,665	325,751	462,031	5,421	1,163	-	1,260,031

Results by Global Business
Global business	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2013

Net interest income/(expense)	18,820	11,657	12,343	40	(908)	53	42,005

Net fee income/(expense)	10,879	6,049	5,843	33	(64)	-	22,740

Net trading income/(expense)	672	1,463	9,686	8	(3,416)	(55)	8,358

Net income/(expense) from financial instruments designated at fair value	(1,904)	(97)	25	-	(25)	2	(1,999)

Gains less losses from financial investments	4	2	156	-	10	-	172

Dividend income	3	1	16	-	107	-	127

Net earned insurance premiums	25,099	2,719	-	1	-	(16)	27,803

Gain on reclassification of Industrial Bank	-	-	-	-	8,454	-	8,454

Gain on sale of Ping An	-	-	-	-	34,070	-	34,070

Other operating income	3,032	208	495	1	5,722	(3,404)	6,054

Total operating income	56,605	22,002	28,564	83	43,950	(3,420)	147,784

Net insurance claims incurred and movement in liabilities to policyholders	(22,796)	(2,475)	-	(1)	-	9	(25,263)

Net operating income before loan impairment charges and other credit risk provisions	33,809	19,527	28,564	82	43,950	(3,411)	122,521

Loan impairment (charges)/ releases and other credit risk provisions	(1,362)	(146)	137	-	-	-	(1,371)

Net operating income	32,447	19,381	28,701	82	43,950	(3,411)	121,150

Operating expenses	(15,866)	(6,731)	(9,522)	(72)	(4,430)	3,411	(33,210)

Operating profit	16,581	12,650	19,179	10	39,520	-	87,940

Share of profit in associates and joint ventures	1,196	5,294	1,117	-	3	-	7,610

Profit before tax	17,777	17,944	20,296	10	39,523	-	95,550

Share of profit before tax	18.6%	18.8%	21.2%	-	41.4%	-	100.0%

Net loans and advances to customers	848,043	928,140	690,656	2,591	12,158	-	2,481,588

Customer accounts	2,035,504	1,006,453	730,820	3,806	2,992	-	3,779,575

Global business	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2012

Net interest income/(expense)	17,824	11,328	13,691	92	(1,294)	(649)	40,992

Net fee income	9,608	5,403	4,729	57	62	-	19,859

Net trading income/(expense)	802	1,426	9,344	7	(85)	650	12,144

Net income/(expense) from financial instruments designated at fair value	1,011	(135)	112	-	(45)	(1)	942

Gains less losses from financial investments	(14)	6	40	(1)	2,349	-	2,380

Dividend income	2	-	14	-	338	-	354

Net earned insurance premiums	23,508	3,461	61	1	-	-	27,031

Other operating income	4,082	611	459	518	5,541	(3,284)	7,927

Total operating income	56,823	22,100	28,450	674	6,866	(3,284)	111,629

Net insurance claims incurred and movement in liabilities to policyholders	(23,567)	(3,037)	(47)	(1)	-	-	(26,652)

Net operating income before loan impairment charges and other credit risk provisions	33,256	19,063	28,403	673	6,866	(3,284)	84,977

Loan impairment (charges)/ releases and other credit risk provisions	(1,136)	(1,031)	(48)	1	(2)	-	(2,216)

Net operating income	32,120	18,032	28,355	674	6,864	(3,284)	82,761

Operating expenses	(15,630)	(6,533)	(10,112)	(155)	(4,924)	3,284	(34,070)

Operating profit	16,490	11,499	18,243	519	1,940	-	48,691

Share of profit in associates and joint ventures	1,243	5,726	2,102	-	226	-	9,297

Profit before tax	17,733	17,225	20,345	519	2,166	-	57,988

Share of profit before tax	30.6%	29.7%	35.1%	0.9%	3.7%	-	100.0%

Net loans and advances to customers	779,193	775,207	652,761	2,740	11,720	-	2,221,621

Customer accounts	1,899,450	949,221	728,378	5,421	4,431	-	3,586,901

Results by Geographic Region

Hong Kong reported pre-tax profits of HK$30,786m compared with HK$28,102m in the first half of 2012, an increase of 10%. This reflected higher revenue driven by increased net fees from unit trusts and debt issuance and balance sheet growth.

In RBWM, average loan to value ratios were 44% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We enhanced our digital banking capabilities with the launch of a new mobile banking application and implemented the Global Wealth Incentive Plan.

In CMB, we further strengthened the collaboration with GB&M, particularly in Foreign Exchange as well as debt capital markets issuance where the number of transactions more than tripled compared with the first half of 2012. We were named 'Best Domestic Bank in Hong Kong' by Asiamoney.

In GB&M, we continued to lead the market in Hong Kong dollar bond issuance and are now one of the top five for both equity capital markets and mergers and acquisitions.

We led the market in offshore renminbi bond issuance and were voted 'Overall Best Provider of Offshore RMB Products and Services' for the second year running by Asiamoney.

Net interest incomeincreased by HK$2,113m compared with the first half of 2012, from higher average lending balances, wider spreads on mortgages in RBWM reflecting lower funding costs, and growth in the insurance debt securities portfolio.

We saw strong loan growth in both CMB and GB&M, particularly trade-related lending, though the benefit of this growth was partly offset by spread compression reflecting competition and increased liquidity in the markets. Mortgage lending in RBWM also increased, although the rate of growth began to slow as transaction volumes in the property market reduced.

Average deposit balances increased, in part reflecting new Premier customers in RBWM and increased Payments and Cash Management balances in CMB, though the benefit of this growth was more than offset by narrower deposit spreads due to a fall in short-term interest rates.

Net fee income rose by HK$2,927m in the first half of 2013, primarily in RBWM. Strong customer demand and favourable market sentiment led to higher fees from unit trusts and increased brokerage income. Fee income was higher in GB&M due to a rise in debt and equity underwriting and corporate finance activity compared with the first half of 2012, in part reflecting collaboration with CMB. Fee income also increased in CMB as trade volumes increased.

Net trading income was HK$1,098m higher than in the first six months of 2012. Rates revenues rose from increased debt securities holdings. Foreign Exchange revenues increased due to higher customer trading volumes. There was also a net gain as a result of a change in estimation methodology in respect of the valuation adjustments on derivatives.

Net expense from financial instruments designated at fair value was HK$1,985m compared with net income of HK$645m in the first half of 2012, primarily due to revaluation losses on assets held by the insurance business as both equity and bond markets fell towards the end of the first half of 2013. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with discretionary participation features ('DPF'), there was a corresponding movement in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Gains less losses from financial investments were HK$151m in the first half of 2013 compared with HK$2,185m in 2012, largely due to the non-recurrence of the gain on sale of our shares in two Indian banks in the first half of 2012.

Net earned insurance premiums grew by HK$702m due to increased renewals of existing deferred annuity and unit-linked policies and higher new policy premiums, partly offset by the absence of general insurance premiums following the disposal of these businesses in 2012. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Other operating income was HK$312m higher from disposal and revaluation gains on investment properties. This was partly offset by a lower increase in the present value of in-force long term insurance business ('PVIF') asset, largely due to the favourable valuation of policyholder options and guarantees in the first half of 2012.

Loan impairment charges and other credit risk provisions were HK$90m higher due to an increase from a revision to the assumptions used in our collective assessment models in RBWM partly offset by collective impairment releases in CMB.

Operating expenses rose by HK$432m in the first half of 2013, driven by increased property rental prices and costs relating to the introduction of updated payment cards and information technology platforms. These were partly offset by lower performance related costs in GB&M and lower restructuring and other related costs relating to organisational effectiveness programmes in 2012.

Share of profit from associates and joint ventures was HK$240m lower due to the non-recurrence of a deferred tax credit in 2012 relating to investment properties held by an associate, as well as the effect of the disposal of our interest in Global Payments Asia-Pacific Ltd last year.

Rest of Asia-Pacific reported pre-tax profits of HK$64,764m compared with HK$29,886m in the first half of 2012. The increase was mainly due to an accounting gain of HK$8,454m on the reclassification of Industrial Bank as a financial investment following its issue of share capital to third parties and a net gain of HK$30,747m following the sale of our investment in Ping An.

Excluding these gains, profit before tax reduced from lower net trading income, net interest income and income from associates, partly offset by reduced operating expenses and loan impairment charges.

We continued to invest in our priority markets, expanding our branch network in mainland China where, at the half year, we had 148 HSBC outlets, 21 HSBC rural bank outlets and 46 Hang Seng Bank outlets. We were appointed adviser on the largest M&A transaction in India and issued the first offshore renminbi bond in Singapore. In line with our strategy, we completed the disposals of non-core insurance businesses in Vietnam, South Korea and Taiwan.

Net interest income reduced by HK$1,082m, notably in mainland China where the central bank eased liquidity measures and cut rates in 2012 which reduced revenues in Balance Sheet Management.

Residential mortgage balances in RBWM grew, primarily in mainland China and Australia as we focused on secured lending, supported by marketing campaigns. Term and trade-related lending in CMB rose, notably in mainland China and Singapore, from continued client demand as interest rates remained low. Increased average loan balances were largely offset by lending spread compression from competitive pressures reflecting increased liquidity.

We grew average deposit balances in both Payments and Cash Management and RBWM, though the benefit of this growth was broadly offset by narrower liability spreads in many countries following central bank interest rate cuts and increased liquidity.

Net fee income rose by HK$32m, primarily in GB&M from increased activity in primary market issuance, corporate advisory and equity underwriting in Singapore. This was partly offset by reductions in RBWM, notably in India from lower Wealth Management sales as we reviewed our product offerings.

Net trading income was HK$4,902m lower, driven by adverse fair value movements on the Ping An contingent forward sale contract of HK$3,323m. In addition to this, Rates and Foreign Exchange revenues decreased in a number of countries following strong performances in the first half of 2012. This was partly offset by a net gain as a result of a change in estimation methodology in respect of the valuation adjustments on derivatives.

Gains less losses from financial investments were HK$174m lower due to the non-recurrence of the disposal gain on investments managed by a private equity fund in 2012.

We recorded a gross gain of HK$34,070m on the disposal of our investment in Ping An, which was partly offset by the adverse fair value movement of HK$3,323m on the contingent forward sale contract included in 'Net trading income' noted above.

We recorded an accounting gain of HK$8,454m on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties.

Other operating incomefell by HK$2,131m. We recorded a gain on the disposal of our investment in Bao Viet of HK$810m and a loss on the disposal of our Taiwan life insurance business of HK$276m. We recorded a gain on the disposal of Hana HSBC Life Insurance Company Limited of HK$214m, though this was after a write-down of HK$558m earlier in the year, recorded in 'Operating expenses'. In the first half of 2012, we recorded gains totalling HK$2,340m on the disposals of RBWM in Thailand, Global Private Banking ('GPB') in Japan and our interest in a property company in the Philippines.

Loan impairment charges and other credit risk provisions decreased by HK$935m as a result of the impairment of a corporate exposure in Australia and individually assessed impairment charges in India and New Zealand in the first half of 2012.

Operating expensesdecreased by HK$1,160m in the first half of 2013, from lower restructuring and other related costs, including termination benefits, than were incurred in the first half of 2012 and the partial write-back of a litigation provision. These were partly offset by a further HK$558m write-down of Hana HSBC Life Insurance made earlier in the year which was partly recovered through a gain on its disposal, recorded in 'Other operating income', as noted above.

Share of profit from associates and joint ventures reduced by HK$1,447m following the reclassification of Industrial Bank as a financial investment. This was partly offset by increased profits from Bank of Communications as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

Consolidated Income Statement
	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Interest income	57,059	57,787
Interest expense	(15,054)	(16,795)

Net interest income	42,005	40,992

Fee income	25,984	23,028
Fee expense	(3,244)	(3,169)

Net fee income	22,740	19,859

Net trading income	8,358	12,144
Net (expense)/income from financial instruments designated at fair value	(1,999)	942
Gains less losses from financial investments	172	2,380
Dividend income	127	354
Net earned insurance premiums	27,803	27,031
Gain on reclassification of Industrial Bank	8,454	-
Gain on sale of Ping An	34,070	-
Other operating income	6,054	7,927

Total operating income	147,784	111,629

Net insurance claims incurred and movement in liabilities to policyholders	(25,263)	(26,652)

Net operating income before loan impairment charges
and other credit risk provisions	122,521	84,977

Loan impairment charges and other credit risk provisions	(1,371)	(2,216)

Net operating income	121,150	82,761

Employee compensation and benefits	(18,182)	(19,525)
General and administrative expenses	(12,241)	(11,597)
Depreciation of property, plant and equipment	(1,986)	(2,043)
Amortisation and impairment of intangible assets	(801)	(905)

Total operating expenses	(33,210)	(34,070)

Operating profit	87,940	48,691

Share of profit in associates and joint ventures	7,610	9,297

Profit before tax	95,550	57,988

Tax expense	(8,047)	(9,424)

Profit for the period	87,503	48,564

Profit attributable to shareholders of the parent company	80,511	44,690
Profit attributable to non-controlling interests	6,992	3,874

Consolidated Statement of Comprehensive Income
	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Profit for the period	87,503	48,564

Other comprehensive income/(expense) - Items that will subsequently be reclassified to the income statement when specific conditions are met:

Available-for-sale investments:
- fair value changes taken to equity	(5,685)	9,569
- fair value changes transferred to the income statement on disposal	(34,280)	(2,429)
- fair value changes transferred to the income statement on hedged items due to hedged risk	946	(461)
- income taxes	555	(432)

Cash flow hedges:
- fair value changes taken to equity	4,273	127
- fair value changes transferred to the income statement	(4,346)	(181)
- income taxes	9	6

Share of changes in equity of associates and joint ventures	16	644

Exchange differences	(4,983)	(2,057)

- Items that will not subsequently be reclassified to the income statement:

Property revaluation:
- fair value changes taken to equity	3,439	2,432
- income taxes	(570)	(389)

Actuarial gains/(losses) on post-employment benefits:
- before income taxes	1,948	(568)
- income taxes	(327)	86

Other comprehensive income for the period, net of tax	(39,005)	6,347

Total comprehensive income for the period, net of tax	48,498	54,911

Total comprehensive income for the period attributable to:
- shareholders of the parent company	42,650	50,654
- non-controlling interests	5,848	4,257

	48,498	54,911

Consolidated Balance Sheet
	At 30 June 2013	At 31 December 2012
	HK$m	HK$m

Assets
Cash and short-term funds	981,440	1,111,199
Items in the course of collection from other banks	28,035	23,079
Placings with banks maturing after one month	201,167	184,711
Certificates of deposit	100,206	93,085
Hong Kong Government certificates of indebtedness	188,334	176,264
Trading assets	366,443	419,697
Financial assets designated at fair value	80,192	69,479
Derivatives	379,128	398,956
Loans and advances to customers	2,481,588	2,349,043
Financial investments	669,952	626,042
Amounts due from Group companies	147,637	176,004
Interests in associates and joint ventures	101,537	119,273
Goodwill and intangible assets	39,844	38,634
Property, plant and equipment	98,813	90,179
Deferred tax assets	1,886	2,629
Other assets	114,858	187,053

Total assets	5,981,060	6,065,327

Liabilities
Hong Kong currency notes in circulation	188,334	176,264
Items in the course of transmission to other banks	48,946	35,525
Deposits by banks	235,957	244,135
Customer accounts	3,779,575	3,874,884
Trading liabilities	196,544	183,340
Financial liabilities designated at fair value	45,877	44,270
Derivatives	362,412	397,151
Debt securities in issue	74,789	74,647
Retirement benefit liabilities	5,028	6,725
Amounts due to Group companies	113,296	97,618
Other liabilities and provisions	88,318	94,791
Liabilities under insurance contracts issued	260,664	244,921
Current tax liabilities	7,768	3,842
Deferred tax liabilities	15,636	16,923
Subordinated liabilities	13,257	13,867
Preference shares	54,318	83,346

Total liabilities	5,490,719	5,592,249

Equity
Share capital	58,969	58,969
Other reserves	95,520	133,790
Retained profits	287,493	224,640
Proposed dividend	9,000	20,000

Total shareholders' equity	450,982	437,399
Non-controlling interests	39,359	35,679

Total equity	490,341	473,078

Total equity and liabilities	5,981,060	6,065,327

Consolidated Statement of Changes in Equity
	Half-year ended 30 June 2013	Half-year ended 31 December 2012	Half-year ended 30 June 2012
	HK$m	HK$m	HK$m

Share capital
At beginning of period	58,969	45,404	30,190
Shares issued	-	13,565	15,214

	58,969	58,969	45,404

Retained profits and proposed dividend
At beginning of period	244,640	223,296	198,416
Dividends paid	(29,000)	(15,000)	(17,500)
Movement in respect of share-based payment arrangements	(250)	129	(375)
Other movements	37	(3)	-
Transfers	(697)	(3,124)	(1,430)
Total comprehensive income for the period	81,763	39,342	44,185

	296,493	244,640	223,296

Other reserves
Property revaluation reserve
At beginning of period	43,451	40,300	38,939
Transfers	(761)	(516)	(494)
Total comprehensive income for the period	2,480	3,667	1,855

	45,170	43,451	40,300

Available-for-sale investment reserve
At beginning of period	40,580	36,539	29,786
Other movements	17	-	8
Transfers	-	(2)	-
Total comprehensive income/(expense) for the period	(37,091)	4,043	6,745

	3,506	40,580	36,539

Cash flow hedging reserve
At beginning of period	210	2	51
Total comprehensive income/(expense) for the period	(57)	208	(49)

	153	210	2

Foreign exchange reserve
At beginning of period	15,193	12,280	14,265
Total comprehensive income/(expense) for the period	(4,448)	2,913	(1,985)

	10,745	15,193	12,280

Other reserves
At beginning of period	34,356	30,992	29,177
Movement in respect of share-based payment arrangements	161	(266)	(11)
Transfers	1,458	3,642	1,924
Other movements	(32)	1	(1)
Total comprehensive income/(expense) for the period	3	(13)	(97)

	35,946	34,356	30,992

	Half-year ended 30 June 2013	Half-year ended 31 December 2012	Half-year ended 30 June 2012
	HK$m	HK$m	HK$m

Total shareholders' equity
At beginning of period	437,399	388,813	340,824
Shares issued	-	13,565	15,214
Dividends paid	(29,000)	(15,000)	(17,500)
Movement in respect of share-based payment arrangements	(89)	(137)	(386)
Other movements	22	(2)	7
Total comprehensive income for the period	42,650	50,160	50,654

	450,982	437,399	388,813

Non-controlling interests
At beginning of period	35,679	32,606	30,519
Dividends paid	(2,244)	(1,595)	(2,171)
Movement in respect of share-based payment arrangements	6	6	8
Other movements	70	(4)	(7)
Total comprehensive income for the period	5,848	4,666	4,257

	39,359	35,679	32,606

Total equity
At beginning of period	473,078	421,419	371,343
Shares issued	-	13,565	15,214
Dividends paid	(31,244)	(16,595)	(19,671)
Movement in respect of share-based payment arrangements	(83)	(131)	(378)
Other movements	92	(6)	-
Total comprehensive income for the period	48,498	54,826	54,911

	490,341	473,078	421,419

Consolidated Cash Flow Statement
	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Operating activities

Cash used in operations	(25,471)	(80,261)
Interest received on financial investments	6,415	7,558
Dividends received on financial investments	137	105
Dividends received from associates	142	2,165
Taxation paid	(4,714)	(5,908)

Net cash outflow from operating activities	(23,491)	(76,341)

Investing activities

Purchase of financial investments	(136,433)	(156,084)
Proceeds from sale or redemption of financial investments	145,245	230,557
Purchase of property, plant and equipment	(6,325)	(730)
Proceeds from sale of property, plant and equipment and assets held for sale	968	40
Purchase of other intangible assets	(634)	(635)
Net cash outflow in respect of the purchase of interests in associates and joint ventures	-	(72)
Proceeds from the sale of interests in associates and joint ventures	2,847	2,095
Net cash outflow from the sale of interests in business portfolios	(3,281)	(12,712)

Net cash inflow from investing activities	2,387	62,459

Net cash outflow before financing	(21,104)	(13,882)

Financing

Issue of ordinary share capital	-	15,214
Redemption of preference shares	(29,065)	(1,941)
Repayment of subordinated liabilities	(338)	-
Ordinary dividends paid	(29,000)	(17,500)
Dividends paid to non-controlling interests	(2,244)	(2,171)
Interest paid on preference shares	(1,664)	(1,235)
Interest paid on subordinated liabilities	(415)	(438)

Net cash outflow from financing	(62,726)	(8,071)

Decrease in cash and cash equivalents	(83,830)	(21,953)

Additional Information

1. Net interest income

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Net interest income	42,005	40,992
Average interest-earning assets	4,407,701	4,119,731
Net interest spread	1.80%	1.89%
Net interest margin	1.92%	2.00%

Net interest income increased as a result of loan and deposit growth in key countries, most notably in Hong Kong, partly offset by a reduction in the net interest margin.

Average interest-earning assets increased by HK$287,970m or 7% compared with the half-year ended 30 June 2012. Average customer lending increased 10%, with notable growth in both mortgages and trade-related lending, while financial investments increased by 9%.

Net interest margin fell by eight basis points to 1.92% compared with the first half of 2012. Central bank rate cuts and liquidity easing measures reduced deposit spreads, while competitive pressures reduced asset spreads, notably on trade-related lending. Net interest spread decreased by nine basis points to 1.80%, whilst the contribution from net free funds increased by one basis point to 12 basis points.

In Hong Kong, the Bank recorded a decrease in net interest margin of 14 basis points to 1.36%. Net interest spread decreased by 13 basis points to 1.36%. This was primarily from lower deposit spreads as short-term interest rates reduced. Asset spreads on customer loans remained broadly stable, with increases in mortgages and term lending offset by reductions in trade-related lending.

At Hang Seng Bank, the net interest margin decreased by eight basis points to 2.07% and the net interest spread decreased by eight basis points to 1.98%. The spread on customer lending improved, notably on mortgages, as the cost of funds reduced. This was more than offset by lower deposit spreads as short-term interest rates reduced.

In the Rest of Asia-Pacific, the net interest margin was 2.05%, three basis points lower than the first half of 2012. Central bank rate cuts and liquidity easing measures reduced deposit spreads, while competitive pressures and our focus on secured lending reduced asset spreads.

2. Net fee income

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Account services	1,373	1,410
Credit facilities	1,498	1,425
Import/export	2,473	2,596
Remittances	1,625	1,474
Securities/broking	3,822	3,430
Cards	3,471	3,358
Insurance	693	456
Unit trusts	3,121	2,061
Funds under management	2,174	2,022
Underwriting	1,184	793
Other	4,550	4,003

Fee income	25,984	23,028
Fee expense	(3,244)	(3,169)

	22,740	19,859

Net fee income increased by HK$2,881m, or 15% compared with the first half of 2012.

Fees from unit trusts and securities/broking rose due to strong customer demand amidst favourable market sentiment, notably in Hong Kong. This was partly offset by lower wealth management sales in India as we reviewed our product offerings. Fee income from funds under management increased compared with 2012, driven by higher asset values. Fees from insurance increased from distribution agreements following the sale of our general insurance businesses, though this corresponds with a reduction in net earned general insurance premiums.

Underwriting fees increased due to our participation in many debt and equity markets transactions in 2013, primarily in Hong Kong and Singapore.

Fee income from remittances increased, largely driven by increased business volumes in Hong Kong. Cards fees also increased from higher spending in Hong Kong, partly offset by Thailand following the sale of the business in 2012 and lower spending volumes in India and Indonesia.

Other fee income rose compared with 2012, primarily in Hong Kong due to higher sales of mandatory provident funds and increased participation in corporate finance advisory activity compared with the first half of 2012.

3. Net trading income

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Ping An contingent forward sale contract	(3,323)	-
Dealing profits	8,693	9,659
Net interest income on trading assets and liabilities	2,431	2,078
Dividend income from trading securities	562	424
Net loss from hedging activities	(5)	(17)

	8,358	12,144

Net trading income decreased by HK$3,786m, or 31% compared to 2012.

There was an adverse fair value movement on the Ping An contingent forward sale contract of HK$3,323m, based on the difference between the year-end price and the price at disposal.

Dealing profits were lower as Rates and Foreign Exchange revenues decreased in a number of countries in Rest of Asia-Pacific following a strong performance in 2012. Dealing profits in Hong Kong rose, with higher Foreign Exchange revenues benefiting from higher retail and corporate trading volumes. Equities revenues were also higher reflecting increased client activity. There was a net gain as a result of a change in estimation methodology in respect of the valuation adjustments on derivatives.

Net interest income on trading assets and liabilities was higher than the first six months of 2012 from increased debt securities holdings, mainly in Hong Kong.

4. Gains less losses from financial investments
	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Gain on sale of Ping An	34,070	-

Gains on disposal of available-for-sale securities	200	2,464
Impairment of available-for-sale equity investments	(28)	(84)

	172	2,380

We recorded a gross gain on the sale of our shareholding in Ping An of HK$34,070m, which was partly offset by the adverse fair value movement of HK$3,323m on the contingent forward sale contract included in 'Net trading income', leading to a net gain for the period of HK$30,747m.

Gains less losses from financial investments in 2012 included gains of HK$2,131m on the sale of our shares in Axis Bank Limited and Yes Bank Limited, two non-strategic investments in India.

5. Other operating income

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Gain on reclassification of Industrial Bank	8,454	-

Movement in present value of in-force insurance business	1,745	3,100
Gains on investment properties	1,186	259
Gain on disposal of property, plant and equipment, and assets held for sale	306	19
Gain on disposal of subsidiaries, associates, joint ventures and business portfolios	829	2,354
Other	1,988	2,195

	6,054	7,927

We recorded an accounting gain of HK$8,454m on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties.

Other operating income fell by HK$1,873m. We recorded a gain on the disposal of our investment in Bao Viet of HK$810m and a loss on the sale of the life insurance business in Taiwan of HK$276m. We recorded a gain on disposal of Hana HSBC Life Insurance Company Limited of HK$214m, though this was after write-downs of HK$558m earlier in the year and HK$395m in the second half of 2012, recorded in operating expenses.

In 2012, we recorded gains totalling HK$2,340m on the disposals of RBWM Thailand, GPB Japan and our interest in a property company in the Philippines.

There was lower growth in the PVIF asset compared with 2012, largely due to the favourable valuation of policyholder options and guarantees in the first half of 2012.

Gains on investment properties rose by HK$927m following revaluations and disposals in the first half of 2013.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Net interest income	4,234	3,779
Net fee income	905	545
Net trading loss	(393)	(135)
Net income/(expense) from financial instruments designated at fair value	(2,001)	875
Net earned insurance premiums	27,803	27,031
Movement in present value of in-force business	1,745	3,100
Other operating income	1,095	36

	33,388	35,231
Net insurance claims incurred and movement in liabilities to policyholders	(25,263)	(26,652)

Net operating income	8,125	8,579

Net interest income increased by 12% as funds under management grew, reflecting net inflows from new and renewal insurance business.

Net expense from financial instruments designated at fair value was HK$2,001m compared with income of HK$875m in the first half of 2012, due to revaluation losses on assets held by the insurance business as both equity and bond markets fell towards the end of the first half of 2013. To the extent that revaluation is attributed to policyholders, there is an offsetting movement reported under 'Net insurance claims incurred and movement in liabilities to policyholders'.

Net insurance premiums rose by 3% as a result of increased renewals of existing deferred annuity and unit-linked policies and increased new business premiums, partly offset by the absence of general insurance premiums following the disposal of these businesses in 2012. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

The movement in present value of in-force business decreased by HK$1,355m, largely due to the favourable valuation of policyholder options and guarantees in the first half of 2012.

Other operating income includes the gains on sale of our interests in Bao Viet Holdings and Hana HSBC Life Insurance Company Limited of HK$810m and HK$214m respectively, offset by the disposal loss on the life insurance business in Taiwan of HK$276m.

7. Loan impairment charges and other credit risk provisions

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Individually assessed impairment charges:
New charges	915	1,221
Releases	(684)	(420)
Recoveries	(124)	(86)

	107	715

Collectively assessed impairment charges	1,114	1,185

Other credit risk provisions	150	316

Loan impairment charges and other credit risk provisions	1,371	2,216

Loan impairment charges and other credit risk provisions decreased by HK$845m in 2013.

The charge for individually assessed impairment allowances reduced by HK$608m in 2013, due to the non-recurrence of an impairment on a corporate exposure in Australia, as well as individually assessed impairment charges in India and New Zealand in the first half of 2012. There was also a release on an exposure in Bahrain compared with a charge in the prior period.

The charge for collectively assessed impairment allowances was HK$71m lower in 2013, reflecting an allowance release for commercial and corporate portfolios as historic loss rates improved. This was partially offset by an increase in RBWM in Hong Kong from a revision to the assumptions used in our collective assessment model.

The charge for other credit risk provisions decreased by HK$166m due to the non-recurrence of a charge in 2012 against a corporate exposure in Australia, noted above.

There were no impairment losses or provisions against held-to-maturity investments.

8. Employee compensation and benefits

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Wages and salaries	16,605	18,056
Social security costs	479	473
Retirement benefit costs	1,098	996

	18,182	19,525

	At 30 June 2013	At 31 December 2012
Staff numbers by region - full-time equivalent

Hong Kong	26,962	26,712
Rest of Asia-Pacific	38,223	38,881

Total	65,185	65,593

Employee compensation and benefits decreased by HK$1,343m, or 7%, compared with 2012.

Wages and salaries decreased by HK$1,451m in the first half of 2013, driven by the non-recurrence of termination benefits in 2012 in a number of countries.

Excluding termination benefits, wages and salaries were lower from reduced staff numbers, partly offset by wage inflation across a number of countries. Performance-related costs, including share-based payment expenses, also decreased in 2013, notably in GB&M.

Retirement benefit costs increased following the adoption of the Amendments to HKAS 19 'Employee Benefits'.

9. General and administrative expenses

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Premises and equipment
-. Rental expenses	1,696	1,623
-. Other premises and equipment	1,805	1,796

	3,501	3,419
Marketing and advertising expenses	1,674	1,793
Other administrative expenses	7,066	6,385

	12,241	11,597

General and administrative expenses increased by HK$644m, or 6%, in 2013.

Rental expenses rose by HK$73m, or 4%, primarily in Hong Kong from increases in property rental prices and in mainland China from branch expansion.

Other premises and equipment costs increased, in part from the introduction of chip-based payment cards and an updated mobile banking platform in Hong Kong. This was partly offset by the non-recurrence of restructuring costs in 2012 relating to the sale of the RBWM business in Thailand and the Private Banking business in Japan.

Marketing and advertising expenses decreased by HK$119m, or 7%, in 2013, driven by fewer campaigns in a number of countries.

Other administrative expenses were HK$681m or 11% higher in the first half of 2013, primarily due to a further HK$558m write-down of Hana HSBC Life Insurance Company Limited made earlier this year, which was partly recovered through a gain on its disposal, recorded in 'Other operating income'.

In addition, higher expenses reflected cost growth in professional, legal and data processing costs in Hong Kong, as well as increased use of global service centres. These were offset by a partial write-back of a litigation provision, as well as the non-recurrence of restructuring costs incurred in 2012.

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally included the group's share of post-tax profits from Bank of Communications.

On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers it is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date, giving rise to an accounting gain of HK$8,454m before tax. Thereafter, the holding is recognised as an available-for-sale financial investment.

11. Tax expense

The tax expense in the consolidated income statement comprises:

	Half-year ended 30 June 2013	Half-year ended 30 June 2012
	HK$m	HK$m

Current income tax
- Hong Kong profits tax	4,536	3,943
- Overseas taxation	4,510	5,857
Deferred taxation	(999)	(376)

	8,047	9,424

The effective tax rate for the first half of 2013 was 8.4%, compared with 16.3% for the first half of 2012, reflecting the benefits arising from the non-taxable gains on the reclassification of Industrial Bank as a financial investment and the Ping An disposal.

12. Dividends

	Half-year ended 30 June 2013		Half-year ended 30 June 2012
	HK$		HK$
	per share	HK$m	per share	HK$m

Ordinary dividends paid
- fourth interim dividend in respect of the previous financial year approved and paid during the year	0.85	20,000	0.83	10,000
- first interim dividend paid	0.38	9,000	0.58	7,500

	1.23	29,000	1.41	17,500

The Directors have declared a second interim dividend in respect of the half-year ended 30 June 2013 of HK$0.38 per ordinary share (HK$9,000m).

13. Loans and advances to customers

	At 30 June 2013	At 31 December 2012
	HK$m	HK$m

Gross loans and advances to customers	2,490,611	2,358,814

Impairment allowances:
-. Individually assessed	(4,785)	(5,245)
-. Collectively assessed	(4,238)	(4,526)

	(9,023)	(9,771)

Net loans and advances to customers	2,481,588	2,349,043

Allowances as a percentage of gross loans and advances to customers:
-. Individually assessed	0.19%	0.22%
-. Collectively assessed	0.17%	0.19%

Total allowances	0.36%	0.41%

14. Impairment allowances against loans and advances to customers
	Individually assessed	Collectively assessed	Total
	HK$m	HK$m	HK$m

At 1 January 2013	5,245	4,526	9,771
Amounts written off	(364)	(1,798)	(2,162)
Recoveries of loans and advances written off in previous years	124	549	673
Net charge to income statement	107	1,114	1,221
Unwinding of discount of loan impairment	(20)	(36)	(56)
Exchange and other adjustments	(307)	(117)	(424)

At 30 June 2013	4,785	4,238	9,023

15. Analysis of loans and advances to customers based on categories used by the HSBC Group

The following analysis of loans and advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, to manage associated risks.

		Rest of
	Hong Kong	Asia-Pacific	Total
At 30 June 2013	HK$m	HK$m	HK$m

Residential mortgages	411,233	282,329	693,562
Credit card advances	44,519	30,466	74,985
Other personal	56,573	41,445	98,018

Total personal	512,325	354,240	866,565

Commercial, industrial and international trade	416,242	424,980	841,222
Commercial real estate	183,679	71,762	255,441
Other property-related lending	133,301	50,685	183,986
Government	21,823	3,158	24,981
Other commercial	107,099	130,563	237,662

Total corporate and commercial	862,144	681,148	1,543,292

Non-bank financial institutions	43,157	35,178	78,335
Settlement accounts	1,637	782	2,419

Total financial	44,794	35,960	80,754

Gross loans and advances to customers	1,419,263	1,071,348	2,490,611

Individually assessed impairment allowances	(1,300)	(3,485)	(4,785)
Collectively assessed impairment allowances	(2,035)	(2,203)	(4,238)

Net loans and advances to customers	1,415,928	1,065,660	2,481,588

At 31 December 2012

Residential mortgages	401,855	284,317	686,172
Credit card advances	45,961	33,489	79,450
Other personal	51,721	42,337	94,058

Total personal	499,537	360,143	859,680

Commercial, industrial and international trade	342,463	402,735	745,198
Commercial real estate	177,339	71,925	249,264
Other property-related lending	127,099	51,448	178,547
Government	21,995	8,804	30,799
Other commercial	96,055	133,921	229,976

Total corporate and commercial	764,951	668,833	1,433,784

Non-bank financial institutions	31,545	30,263	61,808
Settlement accounts	3,031	511	3,542

Total financial	34,576	30,774	65,350

Gross loans and advances to customers	1,299,064	1,059,750	2,358,814

Individually assessed impairment allowances	(1,418)	(3,827)	(5,245)
Collectively assessed impairment allowances	(2,167)	(2,359)	(4,526)

Net loans and advances to customers	1,295,479	1,053,564	2,349,043

Loans and advances to customers in Hong Kong increased by HK$120bn, or 9%, during the first half of 2013 largely from growth in corporate and commercial lending of HK$97bn, reflecting higher demand primarily in international trade. Residential mortgage lending increased by HK$9bn.

In the Rest of Asia-Pacific, loans and advances to customers increased by HK$12bn, or 1%, including foreign exchange translation effects of HK$41bn. The underlying increase of HK$53bn was mainly from growth in corporate and commercial lending of HK$33bn from business growth in mainland China and Singapore. Residential mortgage lending increased by HK$13bn, notably in mainland China, Australia, Taiwan, Singapore and Malaysia.

16. Other assets

	At	At
	30 June	31 December
	2013	2012
	HK$m	HK$m

Current taxation recoverable	808	1,029
Assets held for sale	1,118	48,280
Prepayments and accrued income	8,648	3,823
Accrued interest receivable	14,903	14,992
Acceptances and endorsements	30,340	31,965
Other	59,041	86,964

	114,858	187,053

17. Customer accounts

	At 30 June 2013	At 31 December 2012
	HK$m	HK$m

Current accounts	834,686	831,256
Savings accounts	2,043,386	2,063,565
Other deposit accounts	901,503	980,063

	3,779,575	3,874,884

Customer accounts decreased by HK$95bn during the first half of 2013.

In Hong Kong, customer accounts decreased by HK$24bn and in the Rest of Asia-Pacific, customer accounts decreased by HK$71bn compared with 31 December 2012.

The group's advances-to-deposits ratio increased to 65.7% at 30 June 2013, from 60.6% at 31 December 2012, as more of the commercial surplus was deployed to customer lending.

18. Other liabilities and provisions

	At	At
	30 June	31 December
	2013	2012
	HK$m	HK$m

Accruals and deferred income	21,867	24,705
Liabilities held for sale	3,652	4,811
Provisions for liabilities and charges	1,456	2,144
Acceptances and endorsements	30,340	31,965
Share-based payment liability to HSBC Holdings plc	1,581	2,560
Other liabilities	29,422	28,606

	88,318	94,791

19. Contingent liabilities and commitments

	At 30 June 2013	At 31 December 2012
	HK$m	HK$m

Contract amount:

Contingent liabilities	232,371	225,828
Commitments	1,637,621	1,604,179

	1,869,992	1,830,007

20. Fair value of financial instruments carried at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The following table provides an analysis of the basis for the valuation of financial assets and financial liabilities carried at fair value in the consolidated financial statements:

		Valuation techniques
	Quoted market price Level 1	using observable inputs Level 2	with significant unobservable input Level 3	Third party total	Amounts with HSBC entities	Total
At 30 June 2013	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Assets
Trading assets	187,876	177,945	622	366,443	-	366,443
Financial assets designated at fair value	55,603	23,075	1,514	80,192	-	80,192
Derivatives	12,667	279,809	895	293,371	85,757	379,128
Financial investments: available for sale	644,395	409,653	15,415	1,069,463	-	1,069,463

	900,541	890,482	18,446	1,809,469	85,757	1,895,226

Liabilities
Trading liabilities	71,295	109,936	15,313	196,544	-	196,544
Financial liabilities designated at fair value	-	45,877	-	45,877	-	45,877
Derivatives	14,481	252,727	959	268,167	94,245	362,412

	85,776	408,540	16,272	510,588	94,245	604,833

At 31 December 2012

Assets
Trading assets	219,233	200,232	232	419,697	-	419,697
Financial assets designated at fair value	46,122	21,808	1,549	69,479	-	69,479
Derivatives	5,049	309,812	825	315,686	83,270	398,956
Financial investments: available for sale	680,145	398,349	11,712	1,090,206	-	1,090,206
Assets held for sale	39,813	-	3,878	43,691	-	43,691

	990,362	930,201	18,196	1,938,759	83,270	2,022,029

Liabilities
Trading liabilities	62,723	109,526	11,091	183,340	-	183,340
Financial liabilities designated at fair value	-	44,270	-	44,270	-	44,270
Derivatives	6,951	290,099	3,659	300,709	96,442	397,151

	69,674	443,895	14,750	528,319	96,442	624,761

		Assets
	Available for sale	Held for trading	Designated at fair value through profit or loss
At 30 June 2013	HK$m	HK$m	HK$m

Transfer from level 2 to level 1	9,890	9,807	58

Transfers from level 2 to level 1 related to increased liquidity in certain emerging market government bonds.

Details of the control framework, fair values determined using valuation techniques, fair value adjustments, and the approach used to calculate the fair value of each type of financial instrument are included in note 51 of the Annual Report and Accounts 2012.

The table below sets out quantitative information about significant unobservable inputs used in measuring financial instruments with level 3 valuations.

At 30 June 2013
		Assets-	Liabilities-	Range of inputs
Valuation technique	Key unobservable inputs	fair value	fair value	Lower	Higher
		HK$m	HK$m

Structured notes and deposits
Option model	Equity correlation	-	3,431	0.00	0.61
Option model	Equity volatility	-	5,673	7.18%	81.26%
Option model	Fund volatility	-	2,081	19.68%	22.34%
Option model	Foreign exchange volatility	4	3,072	1.59%	34.83%

Corporate bonds
Market comparable approach	Credit Spread	4,819	-	99.87	100.81

Private equity including strategic investments
Market comparable approach	Equity Spot	5,418	-	n/a	n/a
Net asset value	Equity Spot	962	-	n/a	n/a
Net asset value	Fund valuation	5,242	-	n/a	n/a

Other		2,001	2,015

		18,446	16,272

Private equity including strategic investments
The group's private equity and strategic investments are generally classified as available-for-sale and are not traded in active markets. In the absence of an active market, an investment's fair value is estimated on the basis of an analysis of the investee's financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. Given the bespoke nature of the analysis in respect of each holding, it is not meaningful to quote a range of key unobservable inputs.

Volatility
Volatility is a measure of the anticipated future variability of a market price and is an important input in the pricing of options. Certain volatilities, typically those of a longer-dated nature, are unobservable. Unobservable volatilities are estimated from observable data. For example, longer-dated volatilities may be extrapolated from shorter-dated volatilities.

The range of unobservable volatilities quoted in the table reflects the wide variation in volatility inputs by reference to market prices. For any single unobservable volatility, the uncertainty in the volatility determination is significantly less than the range quoted above.

Correlation
Correlation is a measure of the inter-relationship between two market prices and is used to value more complex instruments where the payout is dependent upon more than one market price. Unobservable correlations may be estimated based upon a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historic price relationships.

The range of unobservable correlations quoted in the table reflects the wide variation in correlation inputs by market price pair. For any single unobservable correlation, the uncertainty in the correlation determination is likely to be less than the range quoted above.

Credit Spread
Credit spread is the premium over a benchmark interest rate required by the market to accept a lower credit quality and may be implied from market prices. Credit spreads may be unobservable in more illiquid markets.

Inter-relationships between key unobservable inputs
Key unobservable inputs to level 3 financial instruments may not be independent of each other. This correlation typically reflects the manner in which different markets tend to react to macro-economic or other events. Furthermore, the impact of changing market variables upon the group's portfolio will depend upon the group's net risk position in respect of each variable.

Movement in Level 3 financial instruments

			Assets			Liabilities
	Available- for-sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Assets held for sale	Held for trading	Derivatives
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

At 1 January 2013	11,712	232	1,549	825	3,878	11,091	3,659
Total gains recognised in profit or loss
-. Trading income excluding net interest income	-	(51)	-	297	-	(655)	3,325
-. Net income from other financial instruments designated at fair value	-	-	89	-	-	-	-
-. Gains less losses from financial investments	26	-	-	-	-	-	-

Total gains (losses) recognised in other comprehensive income1
-. Available-for-sale investments	59	-	-	-	-	-	-
-. Exchange differences	18	-	-	(9)	-	(314)	-

Purchases	93	500	159	-	-	-	-
Net issuances	-	-	-	-	-	4,553	-
Sales	(2)	(1)	(28)	-	-	-	-
Settlements	(433)	(23)	(29)	(54)	-	1,521	(5,917)
Transfers out	-	(50)	(235)	(164)	(3,878)	(954)	(108)
Transfers in	3,942	15	9	-	-	71	-

At 30 June 2013	15,415	622	1,514	895	-	15,313	959

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2013	-	(6)	88	166	-	18	11

1 Included in 'Available-for-sale investments: Fair value changes taken to equity' and 'Exchange differences' in the consolidated statement of comprehensive income.

The fair values of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

	Reflected in income statement		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	HK$m	HK$m	HK$m	HK$m
At 30 June 2013
Derivatives, trading assets and trading liabilities1	257	(236)	-	-
Financial assets and liabilities designated at fair value	151	(151)	-	-
Financial investments: available for sale	-	-	1,531	(1,531)

	408	(387)	1,531	(1,531)

At 31 December 2012
Derivatives, trading assets and trading liabilities1	665	(642)	-	-
Financial assets and liabilities designated at fair value	155	(155)	-	-
Financial investments: available for sale	-	-	1,171	(1,171)

	820	(797)	1,171	(1,171)

1 Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

Details of the sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type are included in note 51 of the Annual Report and Accounts 2012.

21. Fair values of financial instruments not carried at fair value

The accounting policies which determine the classification of financial instruments, and the use of assumptions and estimation in valuing them, are described in note 3 of the Annual Report and Accounts 2012.

	At 30 June 2013		At 31 December 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	HK$m	HK$m	HK$m	HK$m
Assets
Placings with banks	614,522	614,563	546,908	548,115
Loans and advances to customers	2,481,588	2,468,055	2,349,043	2,335,254
Debt securities	171,837	175,068	163,819	176,172

Liabilities
Deposits by banks	235,957	235,887	244,135	244,136
Customer accounts	3,779,575	3,779,842	3,874,884	3,875,259
Debt securities in issue	74,789	75,016	74,647	74,854
Subordinated liabilities	13,257	12,104	13,867	12,497
Preference shares	54,318	48,249	83,346	73,762

Details of how the fair values of financial instruments that are not carried at fair value on the balance sheet are calculated are included in note 51 of the Annual Report and Accounts 2012.

22. Accounting policies

The accounting policies and methods of computation adopted by the group for this news release are consistent with those described in note 3 of the Annual Report and Accounts 2012.

The group adopted the following significant new and revised Hong Kong Financial Reporting Standards ('HKFRSs') and Hong Kong Accounting Standards ('HKASs'), issued by the Hong Kong Institute of Certified Public Accountants:

• HKFRS 10 'Consolidated Financial Statements'
• HKFRS 11 'Joint Arrangements'
• HKFRS 12 'Disclosure of Interests in Other Entities'
• HKFRS 13 'Fair Value Measurement'
• Amendments to HKAS 19 'Employee Benefits'

Application of these standards has had no material impact on these interim consolidated financial statements.

23. Legal and regulatory matters

US regulatory and law enforcement investigations

In December 2012, HSBC Holdings plc ('HSBC Holdings'), the Bank's ultimate parent company, HSBC Bank USA, N.A. ('HBUS'), and HSBC North America Holdings entered into agreements to achieve a resolution with US and UK government agencies regarding past inadequate compliance with anti-money laundering ('AML'), Bank Secrecy Act ('BSA')  and sanctions laws.  Among other agreements, HSBC Holdings and HBUS entered into a five-year Deferred Prosecution Agreement (the 'US DPA') with the US Department of Justice ('DOJ'), HSBC Holdings entered into a two-year Deferred Prosecution Agreement with the New York County District Attorney ('DANY'), and HSBC Holdings consented to a cease and desist order with the Federal Reserve Board ('FRB'). HSBC Holdings also entered into an Undertaking with the UK Financial Services Authority (now a Financial Conduct Authority ('FCA') Direction) to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements over a five-year term.

In addition, HBUS entered into a monetary penalty consent order with the US Department of the Treasury's Financial Crimes Enforcement Network and a separate monetary penalty order with the Office of the Comptroller of the Currency ('OCC'). HBUS also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC's then most recent report of examination, imposing certain restrictions on HBUS  directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing  a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HBUS entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance program.

Under these agreements, HSBC Holdings and HBUS will continue to cooperate fully with US and UK regulatory and law enforcement authorities and take further action to strengthen its compliance policies and procedures. Under its agreements with DOJ, the FCA, and the FRB, an independent corporate compliance monitor will evaluate the HSBC Group's progress in implementing its obligations under the relevant agreements. Michael Cherkasky has been selected as the independent monitor and, on 1 July 2013, the United States District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same.

If HSBC Holdings and HBUS fulfil all of the requirements imposed by the US DPA, the DOJ's charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY's charges against it will be dismissed at the end of the two-year period of that agreement. The DOJ may prosecute HSBC Holdings or HBUS in relation to the matters which are the subject of the US DPA if HSBC Holdings or HBUS breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA

Under these agreements, HSBC Holdings has certain obligations to ensure that entities in the HSBC Group, including the Bank and its subsidiaries, comply with certain requirements.  Steps continue to be taken to implement ongoing obligations under the US DPA, FCA Direction, and other settlement agreements.

The settlement with U.S. and U.K. authorities does not preclude private litigation relating to, among other things, the HSBC Group's compliance with applicable AML/BSA and sanctions laws or other regulatory or law enforcement actions for AML/BSA or sanctions matters not covered by the various agreements.

US Tax investigation

As at 30 June 2013, the Bank is cooperating with US authorities in connection with an investigation regarding whether the Bank and certain employees acted appropriately in relation to certain US-based clients who were subject to US tax reporting requirements. Based on the facts currently known in respect of this investigation, there is a high degree of uncertainty as to the terms on which the ongoing investigation will be resolved and the timing of such resolution, including the amounts of fines and/or penalties.

Investigations and reviews into the setting of benchmark rates

On 14 June 2013, the Bank was censured by the Monetary Authority of Singapore ('MAS') for deficiencies in governance, risk management, internal controls and surveillance systems in connection with its participation in the contributing panel with respect to certain foreign exchange spot benchmarks that are commonly used to settle non-deliverable forward foreign exchange contracts. The Bank was directed to adopt measures to address the identified deficiencies, to appoint a party to ensure the robustness of its remedial measures, and to maintain additional statutory reserves with the Central Bank at zero interest for a period of one year. The Bank was one of twenty banks subjected to supervisory action by the MAS as a result of its review.

The group has also been cooperating with authorities in a number of jurisdictions in relation to investigations into the setting of benchmark interest and foreign exchange rates. Based on the facts currently known in respect of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution.

Other matters

The group is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations.  Apart from the matters described above, the Bank considers that none of these matters is material, either individually or in the aggregate. The Bank recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 30 June 2013.

24. Additional information

Additional financial information, including the group's capital ratios, relating to the period ended 30 June 2013, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website: www.hsbc.com.hk . A press release will be issued to announce the availability of this information.

25. Statutory accounts

The information in this document is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2012 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2013. The Annual Report and Accounts for the year ended 31 December 2012, which include the statutory accounts, can be obtained on request from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk .

26.Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

27. Statement of compliance

The information in this document for the half-year ended 30 June 2013 complies with HKAS 34 'Interim Financial Reporting'.

Media enquiries to:      Tom Grimmer                      Telephone no: + 852 2822 1268
                                         Gareth Hewett                    Telephone no: + 852 2822 4929

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                  Date: 05 August 2013